Exhibit 99.1

ICON plc provides 2013 Financial Guidance ahead of Investor Day in New York

DUBLIN--(BUSINESS WIRE)--December 3, 2012--ICON plc. (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, is hosting an Investor Day in New York tomorrow, 4th December 2012. Ahead of that event, the company provides the following guidance for financial performance in 2013. For the full year 2013 net revenue is expected to be within the range of $1210m and $1240m and earnings per share within the range of $1.40 and $1.55.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

About ICON plc:

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 82 locations in 40 countries and has approximately 9,430 employees. Further information is available at www.iconplc.com.

SOURCE: ICON plc

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan, + 353 —1-291-2000
Chief Financial Officer
or
Sam Farthing, + 353 —1-291-2000
VP Investor Relations